UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 15, 2026, InterCure Ltd. issued a press release titled “InterCure Initiates Strategic Review of U.S. Medical Cannabis Opportunities Following Historic Federal Rescheduling and Completes the Initial closing of Botanico Acquisition” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

Exhibit No.
99.1	Press Release issued by InterCure Ltd. on June 15, 2026, titled “InterCure Initiates Strategic Review of U.S. Medical Cannabis Opportunities Following Historic Federal Rescheduling and Completes the Initial closing of Botanico Acquisition.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: June 15, 2026	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer